April 11, 2022

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:	Tyler Howes and Tim Buchmiller

Re:	Sharps Technology, Inc.
Registration Statement on Form S-1
File No. 333-263715

Dear Mr. Howes and Mr. Buchmiller:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Sharps Technology, Inc. hereby respectfully requests acceleration of the effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 5:30 p.m. Eastern Time, April 13, 2022, or as soon as practicable thereafter.

Very truly yours,

Sharps Technology, Inc.

By:	/s/ Robert M. Hayes
Robert M. Hayes
Chief Executive Officer

105 Maxess Road, Melville, New York 11747 | (631) 574 -4436 | sharpstechnology.com